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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*



                         FITZGERALDS GAMING CORPORATION
                   -----------------------------------------
                               (Name of Issuer)




                          COMMON STOCK $.01 PAR VALUE
                   -----------------------------------------
                        (Title of Class of Securities)




                                   338271109
                   -----------------------------------------
                                (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.  338271109               SCHEDULE 13G        PAGE   2   OF   3   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Turk, Jerome H.
          SS # ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    858,948
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   858,948
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          858,948
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          21.3% (at December 31, 1997)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.  338271109               SCHEDULE 13G        PAGE   3   OF   3   PAGES
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                             EXPLANATORY STATEMENT

This Amendment No. 1 ("Amendment No. 1") amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13G filed by Jerome Turk (the "Reporting Person"), dated March 26, 1997 (the "Schedule 13G"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Fitzgeralds Gaming Corporation, a Nevada corporation (the "Issuer" or the "Company"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13G.

ITEM 4. OWNERSHIP.

        Item 4 is hereby amended an supplemented by adding the following:

        Mr. Turk resigned as a part-time employee effective June 27, 1997. Prior to this time, the Company granted Mr. Turk options to purchase 75,000 Shares. Of said 75,000 Shares, options for 50,000 Shares expired unexercised and unvested. The remaining options for 25,000 Shares are currently exercisable. As the result of the grant of such currently exercisable options, as of December 31, 1997, Mr. Turk beneficially owned 858,948 Shares of Common Stock of the Company, which represented approximately 21.3% of the issued and outstanding Shares of Common Stock.


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        February 12, 1998                       /s/ JEROME H. TURK
        -----------------------                 --------------------------
        Date                                    Jerome H. Turk